SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Biora Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74319F404
(CUSIP Number)

September 30, 2024
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74319F404	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,958,480 shares of Common Stock issuable upon exercise of warrants and conversion of convertible notes (See Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,958,480 shares of Common Stock issuable upon exercise of warrants and conversion of convertible notes (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,958,480 shares of Common Stock issuable upon exercise of warrants and conversion of convertible notes (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON IA, OO

* As more fully described in Item 4, the reported warrants and convertible notes are subject to the 9.99% Blocker (as defined in Item 4) and the percentage set forth on row (11) gives effect to the 9.99% Blocker. However, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the full exercise of the reported warrants and the full conversion of the reported convertible notes and does not give effect to the 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the 9.99% Blocker, is less than the number of securities reported on rows (6), (8) and (9).

CUSIP No. 74319F404	13G	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Biora Therapeutics, Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 4330 La Jolla Village Drive, Suite 300, San Diego, California 92122.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by Highbridge Capital Management, LLC (“Highbridge” or the “Reporting Person”), a Delaware limited liability company and the investment adviser to certain funds and accounts (the “Highbridge Funds”), with respect to the Common Stock (as defined in Item 2(d) below) issuable upon the exercise of warrants and the conversion of convertible notes directly held by the Highbridge Funds.

The filing of this statement should not be construed as an admission that any of the foregoing persons or the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of the Reporting Person is 277 Park Avenue, 23rd Floor, New York, New York 10172.

Item 2(c).	CITIZENSHIP:

Highbridge is a Delaware limited liability company.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP NUMBER:

74319F404

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

CUSIP No. 74319F404	13G	Page 4 of 6 Pages

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J),
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:__________________________________________

Item 4.	OWNERSHIP:

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page of the Reporting Person and is incorporated herein by reference.

The percentages set forth herein are calculated based upon 36,777,477 shares of Common Stock outstanding as of September 10, 2024, as reported in the Company's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 16, 2024, and assumes the exercise of the warrants and the conversion of the convertible notes reported herein (collectively, the “Reported Securities”), subject to the 9.99% Blocker (as defined below).

Pursuant to the terms of the Reported Securities, the Reporting Person cannot exercise or convert any of the Reported Securities if the Reporting Person would beneficially own, after any such exercise or conversion, as applicable, more than 9.99% of the outstanding shares of Common Stock (the “9.99% Blocker”). Consequently, at this time, the Reporting Person is not able to exercise and convert all of Reported Securities due to the 9.99% Blocker. The percentage set forth in Row (11) of the cover page for the Reporting Person gives effect to the 9.99% Blocker.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

See Item 2. The Highbridge Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein. Highbridge Tactical Credit Master Fund, L.P. or Highbridge Tactical Credit ERISA, each a Highbridge Fund, have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Common Stock.

CUSIP No. 74319F404	13G	Page 5 of 6 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10.	CERTIFICATION:

The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74319F404	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November 14, 2024

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Kirk Rule
Name:	Kirk Rule
Title:	Executive Director